Littlefield Corporation
2501 North Lamar Boulevard
Austin, Texas 78705
512-476-5141
512-656-1944 Cell

August 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C., 20549

Attention: Theresa A. Messinese

RE: Littlefield Corporation
Item 4.02 Form 8-K
Filed July 26, 2006
File No. 0-24805

Dear Ms. Messinese:

This letter responds to your letter dated August 7, 2006, which we received on August 21, 2006. Today we have filed with the SEC Amendment No. 1 to the Form 8-K referenced above. The following numbered responses correspond to your numbered comments.

Item 4.02 of Form 8-K

Non-Reliance on Previously Issued Financial Statements or a Related audit Report or Completed Internal Review

1.	The information required under Item 4.02 of the Form 8-K instructions should be disclosed in the body of the Form 8-K. Please revise.

Response: The Form 8-K was filed as required by subsection (a) of Item 4.02 after a determination by the Company's management and audit committee that our first quarter financial statements should be restated. We revised our disclosure to read as follows:

"On July 21, 2006, Littlefield Corporation announced that it intended to amend its Form 10-QSB for the first quarter of 2006 and that investors should no longer rely on its previously released, unaudited financial statements for the period ended March 31, 2006. The restatement related to incorrectly recorded share based compensation for the first quarter. The decision to restate was made on July 21, 2006, by the Company's management and Audit Committee and was discussed with the Company's independent auditors.

"The restated, unaudited financial statements of the Company were subsequently filed with the SEC on August 22, 2006, as part of Amendment No. 1 to the Form 10-QSB for the quarter ended March 31, 2006. The amendment and restatement resulted in a $340,930 net reduction of compensation expenses (consisting of option-related expenses and a corresponding increase in net income for Q1-2006. Note 2 to the unaudited financial statements in Amendment No. 1 to the Form 10-QSB contains a complete description of all changes to the financial statements which resulted from the restatement.

"The restatement was required because of errors in calculation of share based compensation related to stock option expenses incurred in the first quarter of 2006. The Company had adopted Statement of Financial Accounting Standards No. 123R effective January 1, 2006. The first quarter of 2006 was the first quarter in which the Company applied SFAS 123R to its financial statements. The first quarter calculation of stock option related expenses, as originally reported, included the following errors:

-	"Incorrect assessment and focus on the date of vesting of some former employees' options;
-	"Incorrect recording of a proposed change to option compensation that had not been fully agreed by the board of directors; and
-	"Incorrect assumptions relating to term, volatility, forfeiture and dividend rates in recording option compensation expense.

"In addition, on August 14, 2006, the Company announced that it would restate its financial statements for the year ended December 31, 2005, again because of incorrect calculation of compensation related to stock option grants. The Company expects to file its amended Annual Report on Form 10-KSB in the immediate future."

2.	Please revise to provide a description of the facts underlying the conclusion to restate the form 10-QSB for the interim period ended March 31, 2006.

Response: The underlying facts are described in the third paragraph of the revised disclosure quoted in Response 1 above and the three bullet points under it.

As requested in your August 7, 2006, letter, we acknowledge that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

We trust that this information completely responds to your comments. Please contact us if you have questions or require additional information.

Yours truly,

/s/ Jeffrey L. Minch
Jeffrey L. Minch
President, Chief Executive Officer
Littlefield Corporation
2501 North Lamar Boulevard
Austin, Texas 78705

512-476-5141 Ph
512-656-1944 Cell

jminch@littlefield.com

CC: File, Board of Directors, RSC, TZ, Lee Polson, Esq; R. Notley III CPA